FOR IMMEDIATE RELEASE        Contact - Guy T. Marcus
May 16, 1995                           Vice President-Inv. Rel.
                                       (214) 978-2691

    1995 SHAREHOLDERS' MEETING AND SECOND QUARTER DIVIDEND

     DALLAS, Texas -- At Halliburton Company's (NYSE: HAL) annual meeting in Dallas today, the company's shareholders elected all ten nominees to the board of directors and ratified the appointment of Arthur Andersen LLP to audit the company's financial statements for the year 1995. Also, Halliburton's shareholders rejected a proposal set forth by a shareholder requesting that the company take steps to provide for cumulative voting in the election of directors.

     At the board of directors meeting following the shareholders meeting, the board declared a second quarter dividend of 25 cents per share of common stock, payable June 22, 1995 to shareholders of record at the close of business June 1, 1995.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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